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                            July 28, 2022

       Jon Gloeckner
       Senior Vice President, Treasurer & Financial Reporting
       Impac Mortgage Holdings, Inc.
       19500 Jamboree Road
       Irvine, California 92612

                                                        Re: Impac Mortgage
Holdings, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 11,
2022
                                                            File No. 001-14100

       Dear Mr. Gloeckner:

               We have reviewed your July 13, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our
       June 29, 2022 letter.

       FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2021

       Non-GAAP Financial Measures, page 29

   1. We have considered your responses in letters dated June 21, 2022 and July 13, 2022. As outlined in your
response in letter dated July 13, 2022, certain components of long-term debt, net trust assets
and mortgage servicing rights that impact your statement of
                                                        operations besides the
changes in fair value remain a part of core loss from operations.
                                                         As a result, it
remains unclear as to how it would be appropriate to label such a non-
                                                        GAAP measure as "core"
earnings or loss. In future filings, please revise the labeling of your non-GAAP
performance measure to something other than "core" earnings or loss.
                                                         In addition, please
make any conforming changes to your proposed expanded disclosures related to the
usefulness of and how management utilizes this measure to assess performance.
 Jon Gloeckner
Impac Mortgage Holdings, Inc.
July 28, 2022
Page 2

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.



FirstName LastNameJon Gloeckner                        Sincerely,
Comapany NameImpac Mortgage Holdings, Inc.
                                                       Division of Corporation
Finance
July 28, 2022 Page 2                                   Office of Real Estate &
Construction
FirstName LastName